SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                    -------------------------------------
                       (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                  Ben Farahi
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                              March 20, 2009
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)     Names of Reporting Persons
      Ben Farahi

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power        61,586
     8)  Shared Voting Power           0
     9)  Sole Dispositive Power   61,586
    10)  Shared Dispositive Power      0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      61,586

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)    Percent of Class Represented by Row (11):
      34.0%

14)    Type of Reporting Person:
      IN




Item 1. Security and Issuer.

     Item 1 is hereby amended and restated to read as follows:

     This Statement relates to units of limited partnership interest ("Units") of Biggest Little Investments L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership?s principal executive office is 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated to read as follows:

     (a) ? (c) This Statement is being filed by Mr. Ben Farahi. Mr. Farahi is the manager of Maxum LLC, a Nevada limited liability company that is the General Partner of the Partnership ("Maxum"). The business address of Mr. Farahi and Maxum is c/o Biggest Little Investments, L.P., 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

     (d) ? (e) During the last five years, Mr. Farahi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Farahi is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated to read as follows:

     Each of Mr. Farahi?s purchases set forth below were made using his personal funds.

     Mr. Farahi purchased 44 Units in an open market transaction, prior to 2001.

     On April 27, 2005, Mr. Farahi commenced a tender offer for 20,000 Units at a price of $87.00 per Unit, as a result of which Mr. Farahi acquired 9,646 Units, on June 24, 2005.

     During 2005, Mr. Farahi acquired an aggregate of 568 Units in a series of private transactions at an average price of $87.63 per Unit.

     Between February 2006 and March 2006, Mr. Farahi consummated agreements to purchase 84 Units from various limited partners at an average price of $91.00 per Unit in a series of private transactions.

     On June 26, 2006, Mr. Farahi commenced a tender offer for 65,000 Units at a price of $140.00 per Unit, as a result of which Mr. Farahi acquired 8,821 Units on August 31, 2006.

     On June 30, 2006, Articles of Dissolution were filed by Mr. Farahi with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, a Nevada limited liability company and an affiliate of the General Partner ("Western") and such Articles of Dissolution were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Mr. Farahi believes that he and each of his brothers owned one-third of the assets of Western and, accordingly, one-third of Western's Units of the Partnership. Western's sole assets were its Units of the Partnership. In March 2007, Mr. Farahi took the action of transferring 95%, or 87,306, of




Western's Units of the Partnership to each of Western's three members proportionately. Such transfers were made effective April 1, 2007. As a result, Mr. Farahi received one-third of the distribution, constituting 29,102 Units of the Partnership. Mr. Farahi also beneficially owned one-third of the remaining 4,596 Units of the Partnership owned by Western, or 1,532 Units.
Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to Mr. Farahi's ownership of Units.

     On December 18, 2007, Mr. Farahi commenced a tender offer for 20,000 Units (subsequently increased to 25,000 Units) at a price of $165.00 per Unit, as a result of which Mr. Farahi acquired 8,268 Units on February 29, 2008.

     Effective July 1, 2008, Mr. Farahi acquired 100 Units at a price of $165.00 per Unit in a private transaction.

     On September 23, 2008, Articles of Dissolution were filed with the Secretary of State of the State of Nevada with respect to Western, and such dissolution was effective as of September 30, 2008. All three members of Western, John Farahi, Bob Farahi and Ben Farahi, consented to the dissolution and all signed the dissolution documents. As a result of the dissolution, Western's remaining 4,596 Units were equally distributed to John Farahi, Bob Farahi and Ben Farahi based on each member's one-third ownership of Western. Each member received 1,532 Units from the transfer, which was made effective on October 1, 2008.

     Effective October 1, 2008, Mr. Farahi acquired a total of 1,130 Units in a series of private transactions. All 1,130 Units were acquired at a price of $140.00 per Unit.

     Effective January 1, 2009, Mr. Farahi acquired a total of 200 Units from private transactions at a price of $140.00 per Unit. Also effective January 1, 2009, Mr. Farahi acquired 8 Units in a private transaction at a price of $120.00 per Unit.

     On January 27, 2009, Mr. Farahi acquired an additional 2,083 Units in a series of private transactions at a price of $120.00 per Unit. These purchases were made effective April 1, 2009.

     On January 30, 2009, Mr. Farahi commenced a tender offer for 25,000 Units at a price of $110.00 per Unit. As of March 20, 2009, 2,389 Units have been tendered to Mr. Farahi. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on April 9, 2009, unless Mr. Farahi extends the deadline.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and restated to read as follows:

     Mr. Farahi has purchased his Units primarily for investment purposes with a view to making a profit. Mr. Farahi intends to purchase additional Units through tender offers, privately negotiated purchases or by any other permissible means until he acquires 50% or more of the Units of the Partnership. In so doing, he will also be providing limited partners of the Partnership with a cost-effective liquidity alternative to the more expensive secondary market. Mr. Farahi does not have any intent to engage in tender offers or to make additional acquisitions following the accomplishment of his goal to own over 50% of the outstanding Units.

     Except as described above in this Item 4, Mr. Farahi does not have any plans or proposals which would relate to or result in:



     (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

     (c) A sale or transfer of a material amount of assets of the Partnership;

     (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Partnership;

     (f) Any other material change in the Partnership?s business or corporate structure;

     (g) Changes in the Partnership?s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

     (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of Mr. Farahi to take any such actions with respect to the Partnership or its securities will take into account various factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of September 30, 2008. Mr. Farahi beneficially owns 61,586 Units, representing approximately 34.0% of the number of issued and outstanding Units as of September 30, 2008.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) On January 27, 2009, Mr. Farahi acquired an additional 2,083 Units in a series of private transactions at a price of $120.00 per Unit. These purchases were made effective April 1, 2009.

     On January 30, 2009, Mr. Farahi commenced a tender offer for 25,000 Units at a price of $110.00 per Unit. As of March 20, 2009, 2,389 Units have been tendered to Mr. Farahi. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on April 9, 2009, unless Mr. Farahi extends the deadline.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated to read as follows:

     None.

Item 7.	Material to Be Filed as Exhibits.

     Item 7 is hereby amended and restated to read as follows:

     None.



                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009

                                          /s/ Ben Farahi
                                          --------------
                                              Ben Farahi